EXHIBIT 4.1

U.S. $303,200,00

Poughkeepsie, New York
December 26, 2007

PROMISSORY NOTE

FOR VALUE RECEIVED, Gilman + Ciocia, Inc., a Delaware corporation ("Maker") promises to pay to Prime Partners, Inc., a New York corporation (the "Payee"), during regular business hours at whatever place the Holder may from time to time designate, the principal sum of $303,200.00 plus interest thereon at Ten percent (10%) per annum, as follows:

1.
The $303,200.00 principal balance plus interest shall be paid pursuant to the annexed amortization schedule in thirty-one (31) monthly payments of $11,138.78 on the first day of each month commencing on January 1, 2008 and continuing through and including July 1, 2010.

2.	The Maker shall pay to the Payee a late fee equal to five (5%) percent of the payment due for each payment that is paid more than ten (10) days after it is due.

All amounts payable hereunder shall be payable to Payee in United States dollars at such bank account as shall be designated by the Payee in immediately available funds or as otherwise specified to Maker in writing. Payment on this note shall be applied first to any expenses of collection, then to accrued interest, and thereafter to the outstanding principal balance hereof.

This. Note may be prepaid in whole or in part at any time without penalty.

The following events shall each be an "Event of Default" under this Note:

(a)
The Maker becomes insolvent or generally fails to pay, or admits inwriting its inability or refusal to pay, debts as they become due; or Maker applies for, consents to or acquiesces in the appointment of a trustee, receiver or other custodian for the Maker or any substantial part of its property, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for the Maker, or for a substantial part of its property, and is not discharged within 60 days; or any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is commenced in respect of the Maker, and if such case or proceeding is not commenced by the Maker, it is consented to or acquiesced in by the Maker, or remains for 60 days undismissed; and

(b)	Maker's failure to make any payment under this Note within thirty (30) days from the date the same becomes due and payable.

(c)	If Maker sells or merges or transfers ownership and control of the corporation (meaning greater than 50% of outstanding common shares are transferred or sold).

Upon the occurrence of an Event of Default, the unpaid principal, all unpaid accrued interest thereon and all other amounts owing hereunder shall automatically become immediately clue and payable. Effective upon an Event of Default, the interest rate on this Note shall increase tol6%, or to such lesser interest rate as is permitted by applicable law. This Note may be prepaid at any time in whole or in part without penalty.

This Note is made with full recourse to the Maker including without limitation with full recourse to all assets of the Maker and pursuant to and upon all warranties, representations, covenants and agreements on the part of the Maker as contained herein. This Note is not secured.

Maker waives presentment and written demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. Maker waives its rights to a jury trial in connection with any claims arising under this Note to the fullest extent permitted by law. If there has been an Event of Default by Maker hereunder, Payee shall be entitled to receive and Maker agrees to pay all costs of enforcement and collection incurred by Payee, including, without limitation, reasonable attorneys' fees relating thereto.

The provisions of this Note shall be binding on any successor to Maker and shall extend to any holder hereof.

This Note may not be changed, modified or terminated orally.

This note shall be governed by and construed in accordance with the laws of the State of New York without regard to any principles of conflicts of law. The Maker submits to the jurisdiction of the New York State Supreme Court, Dutchess County, for any collection lawsuits.

IN WITNESS WHEREOF, Maker has executed this instrument as of December 26, 2007.

Gilman + Ciocia, Inc.

By:	/s/Michael P. Ryan
Michael P. Ryan, President

$303,200 PRIME PARTNERS, INC.

Principal borrowed: $303200.00
Annual Payments: 12 Total Payments: 32
Annual interest rate: 10.00% Periodic interest rate: 0.8333%
Regular Payment amount: $11138.78

Pmt	Principal	Interest	Cum Prin	Cum Int	Prin Bal
1	8612.11	2526.67	8612.11	2526.67	294587.89
2	8683.88	2454.90	17295.99	4981.57	285904.01
3	8756,25	2382.53	26052.24	7364.10	277147.76
4	8829.22	2309.56	34881,46	9673.66	268318.54
5	8902.79	2235.99	43784.25	11909.65	259415.75
6	8976.98	2161.80	52761.23	14071.45	250438.77
7	9051.79	2086.99	61813.02	16158.44	241386.98
8	9127.22	2011.56	70940.24	18170.00	232259.76
9	9203.28	1935.50	80143.52	20105.50	223056.48
10	9279.98	1858.80	89423.50	21964.30	213776.50
11	9357.31	1781A7	98780.81	23745.77	204419.19
12	9435.29	1703.49	108216.10	25449.26	194983.90
13	9513.91	1624.87	117730.01	27074.13	185469.99
14	9593.20	1545.58	127323.21	28619.71	175876.79
15	9673,14	1465.64	136996.35	30085.35	166203.65
16	9753.75	1385.03	146750.10	31470.38	156449.90
17	9835.03	1303.75	156585,13	32774.13	146614.87
18	9916.99	1221.79	166502.12	33995.92	136697.88
19	9999.63	1139.15	176501.75	35135.07	126698.25
20	10082.96	1055.82	186584.71	36190.89	116615.29
21	10166.99	971.79	196751.70	37162.68	106448.30
22	10251,71	887.07	207003.41	38049.75	96196.59
23	10337.14	801.64	217340.55	38851 .39	85859.45
24	10423.28	715.50	227763.83	39566.89	75436.17
25	10510.15	628.63	238273.98	40195.52	64926.02
26	10597.73	541.05	248871.71	40736.57	54328.29
27	10686.04	452.T4	259557.75	411'89.31	4364225
28	10775.09	363.69	270332.84	41553.00	32867.16
29	10864.89	273.89	281197.73	41826.89	22002.27
30	10955.43	183.35	292153.16	42010.24	11046.84
31	11046.72	92.06	303199.88	42102.30	0